                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934


                              iNetvisionz.com, Inc.
                              ---------------------
                 (Name of Small Business Issuer in its charter)

          Delaware                                        33-0285179
---------------------------------              ---------------------------------
  (State or Other Jurisdiction                 (IRS Employer Identification No.)
of Incorporation or Organization)


19951 Mariner Ave., Torrance, CA                            90503
---------------------------------                           -----
(Address of principal executive offices)                  (Zip Code)


                                 (310) 921-1999
               --------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         To be so registered                 each class is to be registered
         -------------------                 ------------------------------

               None                                       None

          ----------------                           ----------------

          ----------------                           ----------------

       Securities to be registered pursuant to section 12(g) of the Act:

                          Common Stock, par value $.001
                          -----------------------------
                                (Title of Class)

                                     PART I

         ITEM 1:  DESCRIPTION OF BUSINESS

         The letters and numbers set forth in Item 1. of this Form 10 correspond to each of the letters and numbers set forth in Item 101 of Regulation S-K.

         (a) GENERAL DEVELOPMENT OF THE BUSINESS

                  (1) ORGANIZATION AND MATERIAL TRANSACTIONS.

         iNetvisionz.com., Inc. (unless otherwise indicated, all references to the "Company" and iNet include iNetvisionz. Com, Inc., a Delaware corporation, and its wholly owned subsidiary iNetversity, Inc., a California corporation) was first incorporated as Martinique Ventures Corporation, a Delaware corporation on February 18, 1988. On August 13, 1997, it filed an amendment to its articles of incorporation changing its name to Zebulon Enterprises, Inc. On April 21, 1998, a subsequent amendment to its articles of incorporation was filed changing Zebulon Enterprises, Inc. to Tao Partners Inc. In September, 1998 the Company acquired certain assets from NovaQuest InfoSystems, Inc., in exchange for $500,000 and 520,000 of Tao Partners shares of common stock. These assets were eventually transferred to the Company's wholly owned subsidiary Inetversity, Inc. These assets constituted less than 1% of the aggregate assets of NovaQuest at the time of the acquisition. NovaQuest did not seperately account for the revenues and expenses associated with the operations of these assets and there was no separate subsidiary or division through which these assets were operated while controlled by NovaQuest. Finally, on April 30, 1999, Tao Partners Inc. filed an amendment to its articles of incorporation changing its name to Inetvisionz.com, Inc. (the "Company" or "iNet"). iNet presently trades on the over-the-counter Bulletin Board as "INVZ". The Company has not had any bankruptcies, receiverships or similar proceedings. As set forth below, the Company commenced the implementation of a new business plan on October 1, 1999.

                  (2) BUSINESS OF ISSUER

         (B) As the Company operates on a calendar year, the following discussion is intended to comply with Item 101 Section 2(B) of Regulation S-K.
(1)

                  (1) ITEM 101(a)(2)(B)(1) IS NOT APPLICABLE IN THAT THE SUBJECT
                      FILING IS NOT AN S-1.

                  (2) MATERIAL PRODUCTS AND RESEARCH AND DEVELOPMENT.

         The Company has never had a formal research and development department. Since October 1, 1999 the Company attempts to continuously monitor developments on the Internet (through information provided by Inetproz (defined below) corporate clients and through its Inetcommerce (defined below) internet site development and then adjusts the course offerings of Inetversity according to the provided information. While these divisions are currently at an extremely early juncture, since their inception on October 1, 1999 these divisions have provided information to Inetversity which Inetversity has begun to incorporate into its course offerings.

                  (3) MATERIAL ACQUISITION OF PLANT AND EQUIPMENT.

         As noted below, during the month of December, 1999 the Company completed a debt offering of $250,000. It is anticipated that approximately 66.66% of these funds shall be utilized to acquire additional computer equipment and hardware and software required to access the internet (collectively, "Hardware and Software"). As also noted below, the Company has entered into a Selling Agreement with Travis Morgan Securities for the purpose of raising up to $1.25 million during the first quarter of the year 2000. Assuming the maximum amount is raised, the Company intends to utilize approximately 25% of these funds to acquire additional Hardware and Software.

                  (4) NUMBER OF EMPLOYEES.

         As noted below, prior to June 30, 1999 the Company was in the exclusive business of providing Education Services (defined below). As of December 15, 1999 the Company had sixty employees divided as follows: ten in general administration, 24 providing Education Services through iNetversity, 18 providing Consulting and Placement Services through iNetproz and 8 developing Internal and External Business Plans through iNetcommerce.

         On or about October 1, 1999 the Company elected to divide its operations into three separate divisions: (a) Inetversity; (b) Inetproz; and (c) Inetcommerce. The business plan for each of these divisions is set forth below under (C) Description of Business. Only Inetversity is operated as a separate corporation, the other two divisions operate within the Company. The Company anticipates that during calendar 2000 it shall add an average of one employee during each month to Inetversity, three employees each month to Inetproz and two employees each month to Inetcommerce. There is no assurance that the Company will grow at the rate set forth above; further, in the event the Company is unsuccessful in raising outside capital it may be forced to curtail the growth set forth above.

                  (5) OTHER BUSINESS PECULIARITIES

         In the opinion of management, the key to understanding the Company is to understand the strategic information provided by each of the divisions to the other divisions. For example, if a number of Inetproz corporate customers began demanding a certain type of programming expertise, Inetproz would advise Inetversity to adjust its course composition accordingly. In summary, the Company is not a "dot com" firm, relying upon an Internet site to provide its primary source of revenues. Instead it is a company which trains, educates, consults and develops primarily for other companies, requiring computer software/hardware and/or internet based assistance.

         (B) FINANCIAL INFORMATION.

         Prior to June 30, 1999 100% of the Company's revenues and expenses were generated through providing Education Services. Between July 1, 1999 and September 30, 1999, 90% of the Company's revenues and expenses were generated through providing Education Services and 10% of the Company's revenues and expenses were generated through providing Consulting and Placement Services. During the fourth quarter of 1999 the Company anticipates that 75% of its revenue and expenses shall be generated through providing Education Services, 20% through the providing of Consulting and Placement Services and 5% through its Inetcommerce division (exclusively through its contract with RxAlternative). As a result of the uncertainties arising from operating in the Internet industry it is difficult to project the amount and areas of growth that the Company will experience during the year 2000. In this regard, while there is no assurance, the Company anticipates that the Consulting and Placement Services provided by the Inetproz division will experience the greatest degree of growth. The Company bases this conclusion upon the following: (a) the increasing demand for software programmers capable and experienced in operating internet based programs and sites; and (b) Inetversity's "graduates" which will provide a ready source of talent for both consulting and placement services.

         (C) DESCRIPTION OF THE BUSINESS.

                  (i) and (ii) PRINCIPAL PRODUCTS AND SERVICES

         iNet's exclusive business prior to June 30, 1999 was the providing of classroom based education. These classes primarily taught either computer software programming or training of a customer's employees in the utilization of the customer's computer system ("Education Services").

         During the period between June 30, 1999 and September 30, 1999 Inet expanded its operations to providing consulting services in connection with the operation of a customer's computer system and the permanent and temporary placement of Inet's students as employees of its customers ("Consulting and Placement Services").

         In October, 1999 the Company began the implementation of a business plan pursuant to which the Company would operate through three separate divisions: (a) Inetversity; (b) Inetproz; and (c) Inetcommerce (only Inetversity is formed as a separate corporation, Inetproz and Inetcommerce operate as part of the Company, but constitute unincorporated divisions within the Company) A graphical overview of this business plan may be reviewed at www.inetvisionz.com. While the Company currently intends to implement the business plan set forth below, there is no assurance that the Company will be successful in implementing this plan. Further, Company management may materially revise this plan based upon the business environment, market conditions and capital requirements.

         iNetversity currently intends to continue to provide Education Services and has developed a series of Internet based education programs allowing students to move at their own pace by accessing information over the Internet which is based upon iNet's classroom programs. While some of these Internet based programs have been deployed, as of December 1, 1999 the Company has not generated material revenues through the utilization of these internet programs. The offline courses offered by iNet have been offered in connection with: (a) retraining laid-off aeospace and Fortune 500 employers or employees; (b) providing on the job training for Inetproz and Inetcommerce employees (discussed below) and (c) participating internship programs for disadvantaged individuals (for example, the Company was recently awarded a $488,000 grant by the state of California's Employment Training Program to provide scholarships for disadvantaged individuals to take the Company's courses). The Company anticipates that it will add an average of one employee per month during the year 2000 to Inetversity's operations. The Company also utilizes independent contractors to teach courses outside the scope of Inetversity's expertise. Inetversity is a wholly owned subsidiary of the Company.

         Inetproz currently intends to expand the Consulting and Placement Services initially provided by the Company during the third quarter of 1999. These services are primarily comprised of the following: (a) consulting services, typically billed on an hourly basis, for technical aspects associated with internal computer network (sometimes referred to as an intranet) and internet operations; (b) temporary placement of technical personnel, in exchange for a percentage of their hourly wage; and (c) permanent placement of technical personnel with the Company's customers. The Company anticipates that it will add approximately two employees to this division each month during calendar year 2000. These employees will be approximately divided equally between sales and marketing employees (who will present the Inetproz's program to potential customers) and technical employees (who will do the actual consulting and temporary and permanent placement). Inetproz is a tradename of the Company, but it is not a separate corporation.

         The Company's Education Consulting and Placement Services customers include the South Bay Private Industry Council, Xerox Corporation, Boeing North America, Inc., Honda R&D North America, Inc., Transamerica, Ernst & Young, Mobil Oil, Lexus Motor Corporation, Toyota Motor Sales and UCLA Medical Center. Approximately 19% of the Company's revenues in calendar year 1998 were generated through the South Bay Private Industry Council. During the nine months ended September 30, 1999 South Bay Private Industry Council accounted for approximately 30% of the gross revenues of the Company. There is no other customer which constituted greater than 5% of the aggregate revenues of the Company in 1998 or 1999.

         iNetcommerce is what is increasingly characterized in the internet industry as an "internet incubator". This division will implement primarily internet based business plans developed either internally by the Company ("Internal Business Plans") or by third parties ("External Business Plans"). While the Company is considering a number of Internal Business Plans, it does not anticipate implementing any Internal Business Plan during calendar year 1999. In October, 1999 the Company entered into three separate agreements with RxAlternative.com. In summary, these agreements provided for the development of a test website (Beta Website Development Agreement) and if this test website proved successful, then the Company would develop two additional websites (Permanent Website Development Agreement) and a website maintenance agreement (Website Maintenance Agreement). The initial website was successfully deployed and the Company received $27,000 in cash and a nominal number of shares in RxAlternative pursuant to the Beta Website Development Agreement. The Permanent Website Development Agreement provides that the Company shall develop two websites for RxAlternative in exchange for a 4.17% nondilutive interest in RxAlternative (this percentage shall be not be diluted unless and until RxAlternative completes a public offering) and the Website Maintenance Agreement provides that the Company shall be paid $10,000 per month for its initial 40 hours of monthly maintenance services and $150 per hour for all services provided over this initial 40 hours. Inetcommerce is operated as a separate unincorporated division within the Company. During the fourth quarter of 1999 the Company secured a 50% interest in Liquidationbid.com. While development of Liquidationbid's website has not yet commenced, Liquidation bid is currently intended to be an internet based company which provides on-line auctions for excess merchandise in a variety of industries. There is no assurance that the Company will complete development of Liquidationbid's website or that is such website is completed, that Liquidationbid will successfully implement its business plan.

                  (iii) SOURCES OF RAW MATERIALS.

         While this section is not applicable to the Company, clearly the Company will have a continuous need during the foreseeable future for computer equipment and hardware and software which facilitate internet access.

                  (iv) EFFECT OF PATENTS AND TRADEMARKS.

         Currently, the Company does not hold patents on any of its products or processes under development. The Company does, however, treat its technical data as confidential and relies on internal nondisclosure safeguards, as well as on laws protecting trade secrets, to protect its proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products or technology that are equivalent or superior to those of the Company. The Company may receive in the future communications from third parties asserting that the Company's products infringe the proprietary rights of third parties. There can be no assurance that any such claims would not result in protracted and costly litigation.

         As noted below, the Company currently has four trademarks pending:
"Inet Interns", "Business Visioneer", "The Job you Want, the Education you Need, the Career you Earn" and "Synergistic Minds @ Work". The Company currently utilizes many of these slogans in its marketing materials summarizing the education and training programs offered by the Company. Company management believes that these slogans focus upon the Company's business plan of not just functioning as a technical education center, but in fact providing on the job training for its students and eventual permanent placement.

                  (v) SEASONALITY OF THE BUSINESS

         The Company has only provided Education Services for a little over one year. The Inetproz and Inetcommerce divisions were launched on October 1, 1999. As a result it is difficult to predict whether the Company's revenues will materially fluctuate during its calendar year. Company management is not aware of any factor which might give rise to such a fluctuation.

                  (vi) WORKING CAPITAL ITEMS

         The Company is a service company and as a result it does not have any trade inventory that it carries. In the event an Inetversity student is dissatisfied with his/her class, she/he is provided with a one-time opportunity to take the class again. The Company's providing of Consulting and Placement Services is at a very early juncture. As of the date of this filing the Company has not provided any warranty or guarantee associated with its Consulting or Placement Services.

                  (vii) DEPENDENCE UPON LARGE CUSTOMERS

         The Company is not dependent upon any one customer. As noted above, the Company does provide Education and Consulting and Placement Services to a number of large corporations, however, none of these customer's provided in excess of 10% of the Company's gross revenues. The iNetcommerce division is currently dependent upon the RxAlternative transaction (discussed above) to generate approximately 100% of its revenues through the first quarter of 2000. In the event RxAlternative were to cease performing under its Agreement with iNetvisionz, inetvisionz would redeploy the Inetcommerce personnel into: (a) other Inetproz consulting projects; (b) other internally or exertanally generated business plans developed throughits iNetcommerce division or (c) outsource such individuals on a temporary or permanent basis through its iNetproz division.

                  (viii) BACKLOG ORDERS

         The Company's "backlog" is not comprised of what would traditionally be characterized as a backlog of orders by a manufacturing company. The Company does believe that the combination of its agreements with RxAlternative (discussed above) and its agreement with ETP (discussed below) provide the Company with contractual commitments for certain revenues through at least January, 2000.

                  (ix) GOVERNMENT CONTRACTS

         The Company participates in both state and federal government programs providing financing for technical training and education primarily through its iNetversity subsidiary. Most of these programs require that students qualify under Title III of the federally promulgated Job Training Placement Act. These requirements provide that a student must be eligible for or has exhausted his/her unemployment benefits through the state of California.

         The Company currently has nine contracts with various organizations throughout Southern California which are financed by the federally financed Job Training Placement Act ("JTPA"). The following is a list of these organizations:
Los Angeles City Private Industry Counsel; Los Angeles County PIC; South Bay PIC; Beach Cities One-Stop; Career Partners, Inc.; Anaheim PIC;; Carson/Lomita/Torrance PIC; Orange County PIC; and San Ana PIC (the "Local Referring Agencies"). Each of the Company's contracts with these organizations are for a one year term and terminate on June 30, 2000. These Local Referring Agencies provide the Company with recently unemployed individuals interested in securing technical Education Services. Upon the Company accepting a student his/her tuition is provided by JTPA. In the event the Company's contracts with these various Local Referring Agencies were not renewed, the Company would attempt to secure alternative sources of financing for its students. This would result in a substantial material delay in the Company obtaining tuition revenues. In the event the Company were unable to secure a source of funding as an alternative to JTPA, the Company's financial prospects would materially and adversely effected.

         The Company has also entered into an Agreement with the state of California financed Employment Training Panel ("ETP") to provide financing for Inetversity students. This contract is in an amount up to $488,000 and is terminable in the event the Company fails to meet ETP's performance criteria or misapplies the applicable FUNDING. In order to qualify for funding: (a) a student must be unemployed or prove that he will lose his employment unless he receives new technical skills provided by the Company and (b) the Company must place the student and the student must remain employed for 91 consecutive days following such placement. As of December 13, 1999, the Company has enrolled 13 students in the ETP program. It is currently the Company's intention to enroll an additional 29 students through the end of January, 2000. Under the ETP contract the Company is paid approximately $10,000 per student , with 20% payable upon commencement of Education Services by the Company and 80% payable upon the student completing 90 days of employment. The Company anticipates submitting at least three ETP applications during the year 2000, with its second ETP application scheduled for submission in March 2000. In the event the Company is unable to secure ETP financing, it will continue to consider other state and federal government programs providing financing for technical training and education. If the Company is unable to secure additional ETP funding or is unable to successfully apply for other government funded contracts, the Company's future operations may be materially and adversely effected.

                  (x) COMPETITIVE CONDITIONS.

         The Company believes that the business plan which it commenced implementing in October, 1999 places it in the following markets:

         (a) TECHNICAL EDUCATION. According to International Data Corporation, a leading industry research firm, the worldwide market for corporate Technical Training and Education was $16.7 billion in 1997 and is projected to grow at a healthy rate of approximately 11.1% annually surpassing $28.3 billion by the year 2002. The IDC further estimates that the technology-delivered training computer based training market component will experience a compound annual growth rate of 39.0% compared to traditional classroom or instructor-led training which will decline at approximately 1.8% annually during the same period. Today, the Company's competitors include 7th Street.Com which provides interactive on-line technical training and Pinnacle Multimedia which provides training and education for a company's management and technical teams. The Company will provide instruction in developing software and installing hardware and on the job training primarily, although not always, associated with internet applications ("Technical Applications") through its iNetversity subsidiary. While the Company's historical focus has been upon the traditional classroom setting, it is now deploying a series of internet based classes (which the Company calls "courseware) allowing students to work at their own pace, but still assimilate the same information as if attending traditional classroom settings. There are thousands of companies, junior colleges and universities throughout the United States which provide Technical Application education to their students. The Company is a certified solutions provider for Microsoft, Novell and Lotus.

         (b) TECHNICAL PLACEMENT. Specifically, the Company will provide temporary outplacement employees and permanent employment (sometimes referred to as "headhunting") for iNetversity's students, as well as third parties with a background in Technical Applications through its Inetproz division. The Company believes that there are thousands of companies throughout the United States providing temporary and permanent employment placement for individuals skilled in Internet Applications.

         (c) TECHNICAL CONSULTING. Specifically, the Company will consult with primarily large corporations in connection with a number of their Technical Applications through its Inetproz division. The December 20, 1999 Los Angeles Times reports that IDC (an internet data tracking firm) projects that the market for Internet consulting and developing online businesses is expected to grow from $4.6 billion in 1998 to $43.7 billion in 2002. The Technical Applications provided by the Company have included a broad range, from a simple "help desk" to answer basic questions to the design and development of a company-wide "intranet". The Company believes that it has thousands of competitors in this industry. The largest competitors in this field include: Chicago based Whitman-Hart, Inc., which recently announced that it is acquiring USWEB/CKS Corp. in a six billion dollar transaction to create the largest Internet professional services firm in the world and IXL Enterprises, headquartered in Atlanta, has over 2000 employees providing internet consulting and support services.

         (d) INTERNET COMMERCE. The Company's iNetcommerce division implements Internal Business Plans (developed primarily by the Company) and External Business Plans (developed primarily by third parties). As the scope of iNetcommerce's mission is very broad, it is difficult to define its competitors other than to state that its competition is immense. Virtually every company on the internet is a potential customer of the iNetcommerce division. RxAlternative, the initial External Business Plan project implemented by iNetcommerce (discussed above) is deploying into the healthcare sector of the internet which has major competitors such as Healtheon, Inc. and Dr.Koop.com.

         Prior to October, 1999 virtually all of the Company's revenues were generated through the providing of Education Services through its Inetversity subsidiary. The Company has designed a series of career tracks defined by the classes an individual should take in order to achieve a particular career objective. The Company's Education Services focus primarily upon advanced Technical Applications and most entrance level classes providing for the first tier of Microsoft, Lotus and Novel certification are offered by other competitor's programs. The Company is currently developing a series of classes providing for Internet development utilizing the Linux platform. While the Company believes that it has a number of better financed and larger competitors in the field of Education Services, the Company has not identified a competitor which primarily focuses upon advanced level classes with the objective of achieving a specifically defined career objective.

         As noted previously, the Company only commenced its iNetproz and iNetcommerce divisions in October, 1999 thus virtually all of its competitors are better financed and more advanced in the implementation of their business plan. As noted above, industries associated with the providing of Technical Placement and Consulting contain literally thousands of competitors, ranging from small one man operations to multi-billion conglomerates specializing in support for their proprietary products. The iNetcommerce division's potential competitors are contingent upon the eventual business plan it elects to commence. Clearly, its initial project, RxAlternative has many potential offline and online competitors.

         The Company believes that the principal methods of competition in all three of iNet's divisions involve: (a) the ability to provide advanced technology; (b) identifying at an early stage technological trends and (c) customer satisfaction.

         The Company's ability to compete in applying these methods may be divided into negative and positive factors:

         (a) NEGATIVE COMPETITIVE FACTORS. The Company believes that virtually all of its major competitors are better financed and have a longer operating history. Further, many of these competitors have readily recognizable industry trade names thereby causing it to be more difficult for the Company to penetrate the marketplace. Finally, the primary negative competitive factor is that there is tremendous international economic activity in connection with virtually all facets of the Internet and as a result, not only will the Company be faced with better financed competitors, but the Company believes that just in the United States the number of competitors will be in the thousands.

         (b) POSITIVE COMPETITIVE FACTORS. Since its inception during the fourth quarter of 1998 the Company has focused upon providing advanced level Education Services for Technical Applications (addressing factor (a) under principal methods of competition above). This has provided a "pool" of technologically advanced individuals to eventually staff the iNetproz and iNetcommerce divisions. Thus, rather than be forced to hire people with which the Company has no history, it has increasingly looked to Inetversity's students to fill its other divisions. Further, iNetproz and iNetcommerce provide: (a) on the job training for iNetversity students (something most technical education schools cannot provide) and (b) information to iNetversity regarding technological trends, thus allowing iNetversity to accordingly adjust its course offerings. These last two items address the second factor set forth above under principal methods of competition: early identification of technological trends. The Company believes that if it is to be successful and provide a high level of customer satisfaction (the third principal method of competition set forth above) then there must be a continuous flow of information between its various divisions. For example, iNetcommerce and iNetproz must identify employment needs in the marketplace and iNetversity must then educate and train to address these needs.

                  (xi) RESEARCH AND DEVELOPMENT.

                  The Company has never had a formal research and development department. Since October 1, 1999 the Company has attempted to continuously monitor developments on the Internet (through information provided by it Inetproz (defined below) corporate clients and through its Inetcommerce (defined below) internet site development) and then adjusts the course offerings of Inetversity according to the provided information. While these divisions are currently at an extremely early juncture, since their inception on October 1, 1999 these divisions have provided information to Inetversity which Inetversity has begun to incorporate into its course offerings.

                  (xii) ENVIRONMENTAL LAWS.

         The Company's operations do not give rise to any material issues arising from state or federal environmental laws.

                  (xiii) EMPLOYEES.

         As noted below, prior to June 30, 1999 the Company was in the exclusive business of providing Education Services (defined below). As of December 15, 1999 the Company had sixty employees divided as follows: ten in general administration, 24 providing Education Services through iNetversity, 18 providing Consulting and Placement Services through iNetproz and 8 developing Internal and External Business Plans through iNetcommerce.

         On or about October 1, 1999 the Company elected to divide its operations into three separate divisions: (a) Inetversity; (b) Inetproz; and (c) Inetcommerce. The business plan for each of these divisions is set forth below under (C) Description of Business. Only Inetversity is operated as a separate corporation, the other two divisions operate within the Company. The Company anticipates that during calendar 2000 it shall add an average of one employee during each month to Inetversity (90% of which shall be instructors and 10% of which shall assist in class-room set-up and administration), three employees each month to Inetproz (approximately divided 33% to temporary and permanent placement and 66% to Technical Application consulting) and two employees each month to Inetcommerce (approximately divided 50% to the development of Internal Business Plans and 50% to the development of External Business Plans). The Company also anticipates that it will add 5-10 general accounting and administration employees during calendar year 2000. There is no assurance that the Company will grow at the rate set forth above; further, in the event the Company is unsuccessful in raising outside capital it may be forced to curtail the growth set forth above.

         (D) GEOGRAPHIC AREA FINANCIAL INFORMATION.

         As noted below, 100% of the Company's revenues are generated either through its Torrance, California facility or its Irvine, California facility. As these two facilities are within 40 miles, there is no material distinction between the two operations arising from geographical location. Further, the Company currently has not operations outside the United States.

         (E) AVAILABLE INFORMATION.

         The Company is currently not a Reporting Company within the meaning of the Securities Exchange Act of 1934. The Company intends to file its first Form 10Q for the first quarter of the calendar year 2000. Once the Company begin filing under the Exchange Act the public may read and copy materials filed by the Company at the Security Exchange Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Once the Company commences filing under the Exchange Act it will file electronic reports, proxy and information statements that maybe accessed at http:\\www.sec.gov. The primary internet address of the Company is www.iNetvisionz.com.

         (F) REPORTS TO SECURITY HOLDERS.

         As noted above, the Company's initial Exchange Act filing shall be its Form 10Q for the first quarter of 1999. Thus, it shall not file a Form 10k for the year 1999 nor shall it file a related Annual Report to Shareholders. The Company intends to become a Reporting Company 60 days after the filing of this Form 10. As a result it shall comply with all proxy, quarterly and annual reporting requirements thereafter. The quarterly reports shall contain financial statements reviewed by an independent certified public accountant and the annual report shall contain financial statements audited by an independent certified public accountant.

         ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The information below and elsewhere contains certain forward-looking statements which reflect the current view of the Company with respect to future events and financial performance. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements.

         Any such forward-looking statements are subject to risks and uncertainties and the Company's future result of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, technical development of products, market for such products and ongoing competitive pressures in the computer hardware industry. The Company does not undertake to publicly update or reuse its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

         The following information was derived from the Company's historical financials statements incorporated herein:

======================================================================================================================
                                               Nine Months        Nine Months          Year Ended          Year Ended
                                                  Ended              Ended          December 31, 1998     December 31,
                                              September 30,       September 30,         (audited)             1997
                                                   1999               1998                                (audited)
                                               (unaudited)         (unaudited)
----------------------------------------------------------------------------------------------------------------------
  Statement of Operations Data

  Revenue                                       $ 2,078,721          122,782            1,016,633               -0-

    (Net Loss)/Net Profit                          (710,043)        (984,323)          (1,455,100)           (1,651)

  (Net Loss)/ Net Profit per share                    (0.10)           (0.24)               (0.40)            (0.00)

                                       9

  Balance Sheet Data

  Current Assets                                     920,656                               544,432               -0-
  Total Property & Equipment, Net                    315,391                               400,839               -0-
       Total Assets
       Total Current Liabilities                   1,125,928                               631,203             2,451
       Accumulated Deficit
                                                  (2,275,834)                           (1,565,791)         (110,691)
       Stockholder's
  Equity(deficiency)
                                                     (7,904)                               514,139            (2451)
======================================================================================================================


NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AS COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED)


         REVENUES. The Company generated $2,078,721 in revenues for the nine months ended September 30, 1999, solely derived from training revenues at it iNetversity subsidiary, as compared to $122,782 in revenues at September 30, 1998. The September 30, 1998 revenues only reflected one month of revenues of the training subsidiary, as the Company had only acquired the assets of the training division that were transferred to iNetversity on September 1, 1998.

GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES.

         The Company had $2,001,614 in general, administrative and/or selling expenses for the nine months ended September 30, 1999, as compared to $1,050,380 such expenses for the same period in 1998. As substantially all expenses are incurred by the Company's subsidiary, the 91% increase was significantly attributable to the actual months of the subsidiary's expenses included in respective nine month periods. The amounts at September 30, 1999 include nine months of expenses, as compared to only one month of expenses at September 30, 1998. Included in the September 30, 1998 expenses is a $669,500 charge to compensation for stock issued in exchange for services during the start-up stages of the Company. A breakdown of the components of the general, administrative and/or selling expenses for the year ended December 31, 1998 follows:

           Advertising and marketing                         $   60,276
           Bad debt expense                                      37,855
           Depreciation and amortization                        182,000
           Equipment rental                                      76,588
           General operating expenses                           149,070
           Office expense                                        59,702

           Payroll expense                                    1,005,416
           Professional fees                                     64,938

           Rent                                                 198,627

           Repairs and maintenance                               95,714


                                       10

           Telephone and utilities                               56,427

           Travel and entertainment                              15,000
                                                                 ------
           Total                                            $ 2,001,613
                                                            ===========

         INTEREST EXPENSE.

         None

         OTHER EXPENSE.

         None.

         TAXES ON INCOME.

         The Company incurred $800 in income tax for the nine months ended September 30, 1999, and September 30, 1998.

         NET INCOME/LOSS.

         The Company experienced a net loss of $710,043 as of the nine months ended September 30, 1999 as compared to a $984,323 net loss for the same period in 1998. The decrease is attributable in part to the substantially lower revenues at September 30, 1998 to which the $669,500 stock compensation was charged, as compared to a full nine months of revenue to which only normal, recurring operations expenses were charged at September 30,1999.

FISCAL YEAR ENDED DECEMBER 31, 1998 (AUDITED) AS COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997 (AUDITED)

         REVENUES. The Company had $1,016,633 in revenues for the year ended December 31, 1998 from tuition revenue at it's subsidiary, compared to no revenues for the year ended December 31, 1997. The increase is due to the fact that the subsidiary, the only source of the Company's revenues, did not begin generating revenues until September 1, 1999.

         GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES.

         The Company had $2,013,718 in general, administrative and/or selling expenses for the year ended December 31, 1998 as compared to $1,651 for the same period in 1997. The increase was the result of the increased operations of the Company following the commencement of the subsidiary on September 1, 1998, as compared to the inactive Company for the year ended December 31, 1997. The expenses in the year ended December 31, 1998 consisted mostly of payroll expenses, including a charge for non-cash stock compensation of $737,000, and overhead. December 31, 1998 also includes a $160,000 write off of a receivable deemed noncollectable. A breakdown of the major components of the general, administrative and/or selling expenses for the year ended December 31, 1998 follows:

         Advertising and marketing                $    177,645
         Bad debt expense                              201,618
         Depreciation and amortization                  92,798
         General operation expenses                     69,274
         Office expense                                 43,416
         Payroll expense                             1,267,267
         Professional fees                              47,418
         Rent                                           77,205
         Telephone and utilities                        37,078
                                                  ------------


                                       11

         Total                                    $  2,013,719
                                                  ============


         INTEREST EXPENSE.

         None.

         OTHER EXPENSE.

         None.

         TAXES ON INCOME.

         The Company incurred $800 in income tax for the year ended December 31, 1998, compared to no income tax expense in December 31, 1997.

         NET INCOME/LOSS.

The Company experienced a net loss of $1,455,100 for the year ended December 31, 1998 as compared to a net loss of $1,651 for the same period in 1998, the increase in the loss attributable to the increase in operating expenses for the year ended December 31, 1998, discussed previously, compared to the inactive Company at December 31, 1998.

         ITEM 3:  PROPERTIES AND YEAR 2000 COMPLIANCE.

         The Company currently operates out of two facilities: it leases approximately 14,000 square feet of space at 19950 Mariner Avenue, Torrance, CA 90503 and approximately 6000 square feet at 19772 MacArthur Blvd., Irvine, California 92615. The Company's primary administrative operations are conducted at the Torrance facility. The Irvine facility is primarily composed of additional classroom to provide Education Services.

         The Company has developed and acquired its computer systems with an objective to be Year 2000 compliant. The Company has engaged the services of qualified technicians to determine the extent to which it may be vulnerable to third party Year 2000 issues. All computer equipment purchased recently are Year 2000 compliant. The internal software written by the Company's programmers is written with the long-date format included and consequently is Year 2000 compliant. The Company uses Microsoft software and has installed all the available "patches" to up-date this software. Further, Microsoft "patches" have been installed as they become available from Microsoft, but this affects the Company's software and does not impact on the on-going operation of the Company. The Company has assessed and continues to asses whether its information and non-information technology systems will be effected by the Year 2000 issues. The Company has investigated its third party communications suppliers such as the telephone company and its Internet service provider and found that all are in the process of becoming Year 2000 compliant in 1999. Based upon current information, management believes that the necessary modifications have been made internally to effectively continue the Company into the Year 2000, however, management is continuing to monitor internal systems, and to assess the readiness of its systems, to ensure Year 2000 compliance. As a contingency, the Company has identified other communication suppliers who could provide the necessary service at a minimal cost to the Company, and a minimal effect on the operations of the Company. In the event no other communication suppliers can be found, there could be a material adverse effect on the Company and its operations. Based upon current information, the Company does not believe that the costs associated with Year 2000 compliance is material for the Company.

     ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 30, 1999: (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock; (ii) each director of the Company; and
(iii) all directors and officers as a group.


TITLE OF CLASS(4)          NAME AND ADDRESS(5)                AMOUNT AND NATURE OF OWNERSHIP     PERCENT
-----------------          -------------------                ------------------------------     -------
Common Stock               Ramsey Hakim, Director             340,000(1)                         4.1%

Common Stock               Noreen Khan, President,            1,268,000(1)                       16.2%
                                        Director

Common Stock               Lawrence W. Horwitz                500,000 (2)                        6.5%
                           Secretary, Director

Common Stock               Tariq Khan                         570,000(3)                         7.4%

Common Stock               Mahin Samadani, Director           120,000(1)                         1.5%

Total Shares held by officers, directors and 5% shareholders: 2,798,000                          35.7%

----------------
(1) This amount includes 90,000, 168,000 20,000 options exercisable at $1.00 per share, issued to Mr. Hakim, Ms. Khan and Mr. Samadani respectively..

(2) This amount includes up to 300,000 options exercisable at $1.75 and 200,000 shares acquired by Floyd Horwitz, the father of Lawrence W. Horwitz.

(3) This amount includes 70,000 options exercisable at $1.00 per share. Tariq Khan is the son of Noreen Khan, the president of the Company.

(4) Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(5)  c/o Company's address: 19950 Mariner Avenue, Torrance, CA 90503.

     ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and officers of the Company are as follows:

          Name                       Age                          Position
          ----                       ---                          --------
         Noreen Khan                  52             President , Treasurer,
                                                                 Director
         Ramsey Hakim                 36             Chairman of the Board
         Lawrence W. Horwitz          40             Director, Secretary,
                                                               General Counsel
         Mahin Samadani               25             Director

     NOREEN KHAN, President and CEO of the Company since May of 1998 and a member of the Board of Directors since October of 1998. Ms. Khan was employed by Tansa Group as a business consultant from May, 1993 through August, 1996. From September, 1996 through April, 1998 Ms. Khan was the financial officer of United Golf Properties, Inc., a privately held real estate investment trust specializing in the acquisition and operation of golf course properties. Ms. Khan is responsible for the business development, financial management and overall strategic planning and expansion of the Company.

     RAMSEY HAKIM, Chairman of the Board since May of 1998. For the past 13 years, Mr. Hakim has held management positions in the Telecommunication and Information Technology Industry. He is currently the General Manager for AT&T Solutions Outsourcing where he is responsible for managing a $90 million annual budget for client engagements and service delivery.

     LAWRENCE W. HORWITZ, Director since November, 1999 has been a founding shareholder and officer of the Irvine, California law firm of Horwitz & Beam, Inc. since 1992. Horwitz & Beam is currently comprised of 14 attorneys. He specializes in the securities law aspects of private and public offerings. He is currently a member of the Board of Directors of Beta Oil and Gas, Inc. (NASDAQ Small Cap: BETA) and was involved in that company's initial public offering in the Summer of 1999. Mr. Horwitz is also the president of Strawberry Canyon Capital, Inc., the general partner of two bridge loan funds: Westport Capital Partners, Ltd. and Laguna Pacific Partners, Ltd. These bridge loan funds provide early stage financing for primarily technology oriented companies positioning to complete a private or public offering of securities. He is a graduate of the University of California, Berkeley Haas School of Business (B.S.) and the Boalt Hall School of Law (J.D.)

     MAHIN SAMADANI, Director since May of 1998. Mr. Samadani currently works for Scient, Corp.. an E-commerce consulting group based in San Francisco. Prior to joining Scient, Mr. Samadani worked with the Enterprise Server Group at Intel Corporation where he was responsible for identifying and promoting emerging Internet Software. Prior to joining Intel, Mr. Samadani was employed by Apple Computer.

     ITEM 6: EXECUTIVE COMPENSATION

     Set forth below is a summary of compensation for the Company's officers for fiscal years 1999, 1998 and 1997. There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Company in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or its subsidiary.

                           SUMMARY COMPENSATION TABLE

========================================================================================================
Name and                                    ANNUAL COMPENSATION
Principal Position                          -------------------

                                            Year                  Salary               Stock Options

Noreen Khan                                 1999                  $66,000                  168,000
CEO, President,  Secretary & CFO

Meenaz Hudani                               1999                  $60,000                   30,000
CIO

Ralph Hutchison                             1999                  $60,000                     -0-
VP, Marketing

Linda Ruby                                  1999                  $54,000                     -0-
VP, Professional
Placement
========================================================================================================

     All of the foregoing options are at an exercise price of $1.00.

     The Company's By-laws state that Directors of the Company shall not receive any stated salary for their services, but, by resolution of the Board of Directors, a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board of Directors. The Company maintains directors and officers liability insurance.

     ITEM 7:   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Noreen Khan, the president of the Company, has entered into the following transactions with the Company:

          (1) In May, 1998 she entered into a Subscription Agreement pursuant to which she provided $27,000 in debt financing which was converted into equity during the fourth quarter of 1999 at the rate of $.20 per share, in accordance with the original terms of the Subscription Agreement;.

          (2) In April, 1998 she acquired 50,000 shares of the Company under Rule 504 of Regulation D at the price of $.15 per share;

          (3) In July, 1998 she acquired 100,000 shares of the Company under Rule 506 of Regulation D at the price of $.15 per share;

          (4) During calendar year 1999 Ms. Khan received 800,000 shares as additional compensation for services rendered to the Company.

Tariq Khan, the son of the President of the Company, has entered into the following transactions with the Company:

          (1) In May, 1998, he entered into a Subscription Agreement pursuant to which he provided $640,000 in debt financing which was converted into equity during the fourth quarter of 1999 at the price of $.20 per share, in accordance with the original terms of the Subscription Agreement;

          (2) In November, 1998, Manhattan West, Inc., a corporation controlled by Mr. Khan entered into a Consulting Agreement with the Company for marketing, general business and public relations services for a one year period of time. Manhattan West was eventually paid $30,000 in stock at the price of $.45 per share (66,667 shares in the aggregate);

          (3) On January 1, 1999 the Company issued Mr. Khan 70,000 options exercisable at $1.00 per share in accordance with the Company's annual issuance of options to key employees, consultants, officer and directors of the company.;

          (4) During 1999 Mr. Khan received 500,000 shares for consulting services provided to the Company. These services included strategic planning of the business plan which commenced implementation in October, 1999, identification of key personel to implement this business plan, budgeting and capitalization planning and general business consulting and advice.

     Ramsey Hakim, the Chairman of the Board of the Company entered into the following transactions with the Company:

          (1) In January, 1999 Mr. Hakim received 90,000 options to acquire stock at $1.00 per Share.

          (2) During 1999, Mr. Hakim received 250,000 shares for services provided as the Chairman of the Board of the Company.

          (3) In November, 1998 the Company entered into a one year Consulting Agreement with Mr. Hakim pursuant to which he was to be paid $3,750 per month. The aggregate amount due under this Consulting Agreement ($45,000) was eventually converted into restricted shares of stock during the fourth quarter of 1999 at the price of .45 per share (100,000 shares in the aggregate).

            Lawrence W. Horwitz, a member of the Board of the Directors of the Company and its General Counsel and Secretary and his father Floyd Horwitz entered into the following transactions with the Company:

          (1) Mr. Horwitz received 300,000 options exercisable at $1.75 per share; and

          (2) Floyd Horwitz, the father of Lawrence Horwitz, acquired 200,000 shares of the Company at the price of $0.25 per share.

            Mahin Samadani, a member of the Board of Directors, entered into the following transactions with the Company:

          (1) On January 1, 1999 Mr. Samadani received 20,000 options exercisable at $1.00 per share; and

       (2)During 1999 Mr. Samadani received 100,000 shares for services provided as a member of the Board of Directors of the Company.

     ITEM 8:   LEGAL PROCEEDINGS.

     The Company is not a plaintiff or a defendant in any legal proceedings.

     ITEM 91   MARKET PRICE OF COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     A.     MARKET INFORMATION

     The Company's Common Stock is currently quoted on the Over-the-Counter Bulletin Board under the Symbol "INVZ". Set forth below is the trading history of the Company's Common Stock without retail mark up, mark-down or commissions:

       ===================================== ===================== ===============
                                                   HIGH ASK            LOW BID
                       1999                        --------            -------
                       ----
       January 1 - January 31                2.06                  1.25
       February 1 - February 28              2.06                  1.31
       March 1 - March 31                    2.25                  1.37
       April 1 - April 30                    5.37                  1.75
       May 1 - May 31                        5.00                  1.50
       June 1 - June 30                      3.31                  1.43
       July 1 - July 31                      1.87                  1.03
       August 1 - August 31                  1.56                  0.69
       September 1 - September 30            1.25                  0.69
       October 1 - October 31                1.25                  0.72
       November 1 - November 30              1.06                  0.69
       December 1 - December 31              1.03                  0.69
       ===================================== ========================== ==========

         On December 17, 1999, the closing bid price for the Company's common stock was $0.72

         The above quotations are inter-dealer quotations, and the actual retail transactions may involve dealer retail mark ups, mark downs, or commissions for market makers of the Company's stock.

         Except for 2,932,917 free trading shares, all shares issued by the Company are "restricted securities" within the meaning of Rule 144 under the 1933 Act. Ordinarily, under Rule 144, a person holding restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of the Company's then-outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Future sales of such shares and sales of shares purchased by holders of options or warrants could have an adverse effect on the market price of the Common Stock.

         B.                      HOLDERS

         As of December 6, 1999, there were approximately 46 registered holders of the Company's restricted Common Stock, as reported by the Company's transfer agent. This figure does not include the free trading shareholders.

         C.                     DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

OPTIONS

     On January 1, 1999 the Company issued 500,000 options exercisable at $1.00 per share. These options have a three year term, but may not be exercised until January 1, 2000. The holders of these options are as follows:


            ------------------------------------------------------------------
             Ramsey Hakim                          90,000
            ------------------------------------------------------------------
             Noreen Khan                           168,000
            ------------------------------------------------------------------
             Tariq Khan                            70,000
            ------------------------------------------------------------------
             Earl Shannon                          30,000
            ------------------------------------------------------------------
             Mahim Samadani                        20,000
            ------------------------------------------------------------------
             Zeb Bhatti                            1,000
            ------------------------------------------------------------------
             Jack Madha                            5,000
            ------------------------------------------------------------------
             Saima Khan                            10,000
            ------------------------------------------------------------------
             Meenaz Hudani                         30,000
            ------------------------------------------------------------------
             Linda Ruby                            15,000
            ------------------------------------------------------------------
             Kailash Samtani                       2,000
            ------------------------------------------------------------------
             Steve Moch                            2,000
            ------------------------------------------------------------------
             Regina Bolden                         2,000
            ------------------------------------------------------------------
             Don Vigil                             2,000
            ------------------------------------------------------------------
             Patricia Columbo                      3,000
            ------------------------------------------------------------------
             Taseer Badar                          20,000
            ------------------------------------------------------------------

            Also, in November, 1999 the Company issued 300,000 options to Lawrence W. Horwitz at an exercise price of $1.75. These options are entitled to S-8 registration rights in the event the Company becomes a Reporting Company within the meaning of the Securities Exchange Act of 1934.

     ITEM 10:   RECENT SALES OF UNREGISTERED SECURITIES.

         On April 3, 1998 the Company (which was then known as Zebulon Enterprises) had 1,142,857 shares. Issued and outstanding, all of which were free-trading. These shares were issued for nominal consideration in a private placement that was conducted in 1990.

         Simultaneous with the closing of the Zebulon acquisition, the Company sold 1,114,000 shares of common stock to six accredited investors at $.085 per share under Rule 504 of Regulation D (aggregate proceeds of $94,600).

         In May, 1998 the Company entered into two Subscription Agreements with accredited investors providing for up to $850,000 in debt convertible into common stock at the price of $.20 during the 18 month period of time following the date of the Subscription Agreement. One of these investors was the President of the Company. As of the date of this filing, 100% of the provided debt ($667,000 in the aggregate) was converted into 3,335,000 restricted shares of common stock pursuant to Rule 506 of Regulation D..

         During May-July, 1998 the Company sold 1,400,000 shares of restricted common stock under Rule 506 at the price of $.15 per share. There were 13 accredited investors in this transaction and 100% of the proceeds, $210,000, was provided directly to the Company. All offers and sales were made only to accredited investors.

         In September, 1998 the Company issued 520,000 shares of its common stock in connection with the acquisition of certain assets of NovaQuest InfoSystems, Inc. ("Novaquest"). 200,000 of these shares were issued directly to NovaQuest and 320,000 of these shares were issued directly to certain employees of NovaQuest.. All of these issuances were of restricted shares under Rule 505 of Regulation D.

         During November, 1998 the Company entered into three Consulting Agreements providing for marketing, general business and public relations services. These agreements were with Ramsey Hakim, a member of the Company's board of directors ($3500 per month), Manhattan West, Inc. ($2500 per month) and Winthrop Partners, Ltd. ($2500 per month). These Consulting Agreements provided that all amounts due could be converted into shares of common stock at the rate of $.45 per share. On November 12, 1999 all such amounts due were collectively converted into 226,667 shares.

         During December, 1998-January, 1999 the Company sold 180,000 shares of common stock at $1.00 per share under Rule 506 of Regulation D to five accredited investors and 100% of the proceeds were provided directly to the Company. All offers and sales were made only to accredited investors/

         In December, 1998 the Company received $250,000 from a single accredited investor at the price of $.625 per share (400,000 shares in the aggregate). The Company relied upon Rule 506 for this transaction.

         In January, 1999 the Company issued 500,000 options exercisable at $1.00 per share to certain key employees, directors, officers and consultants.

         In March, 1999 the Company issued 300,000 shares at the price of $.25 to a single accredited investor under Rule 504 of Regulation D and the Company received 100% of the proceeds of this offering.

         During 1999, the Company issued 800,000, 500,000 and 250,000 shares to Noreen Khan (the president of the Company), Tariq Khan (Noreen Khan's son) and Ramsey Hakim (Chairman of the Board of the Company), respectively. See
Item 7. "Certain Relationships and Related Party Transactions" for additional information regarding these transactions.

         On November 12, 1999 the Company entered into two Agreements: (a) it entered into a stock option agreement with Lawrence W. Horwitz, a member of the Company's legal firm, to acquire upto 300,000 shares of stock at $1.75 per share and (b) it entered into a Subscription Agreement with Floyd Horwitz, the father of Lawrence W. Horwitz to sell 200,000 shares under Rule 506 at the price of $.25 per share. See Item 7. "Certain Relationships and Related party Transactions" for additional information regarding these transactions.

         In December, 1999 the Company commenced an offering of upto $500,000 in Units. The price of each Unit was $25,000 and each Unit was comprised of one promissory note with a six month term at 8% interest and a five year warrant with an exercise price of $.80 per share. As of the date of this filing, the Company has raised $250,000 from this offering of Units.

ITEM 11:   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The Company's Articles of Incorporation authorize the issuance of 71,428,572 shares of Common Stock, $.001 par value per share, of which 7,671,857 shares were issued and outstanding as of September 30, 1999.

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

     The following summary of certain terms of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the company's Articles of Incorporation and By-laws which are attached to this Statement.

ITEM 12:   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has adopted provisions in its Articles of Incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Delaware General Corporation Law. Under the Company's Articles of Incorporation, and as permitted under the Delaware General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recision.

         At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

ITEM 13:   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     Attached as Exhibits to this Form 10 are the financial statements required by this Item.

ITEM 14:   ACCOUNTANTS AND FINANCIAL DISCLOSURES

         The Company has engaged Stonefield Josephson ("SJ") as its principal accountants. SJ's business address is 1620 26th Street, Suite 400 South Santa Monica, CA 90401-4041 SJ conducted both the 1999 and 1998 which are attached. Neither the Company nor anyone on its behalf has consulted (former accountants) during the two most recent past fiscal years regarding any matter for which reporting is required under Regulation S-B, Item 304(a)(2)(i) or (ii) and the related instructions. The decision to engage SJ was approved by the Board of Directors.

     ITEM 15:   FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

The following financial statements are included herein:

Audited Financial Statements for the Fiscal Years ended 1997 and 1998

Unaudited Financial Statements for the Nine Months Ended September 30, 1999

                                     PART II

ITEM 1 AND
ITEM 2.       INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


EXHIBIT NO.   DOCUMENT DESCRIPTION
-----------   --------------------
3.1           Articles of Incorporation of Martinique Ventures Corporation, dated February 18, 1988

3.2           Certificate of Amendment to Articles of Incorporation of Martinique Ventures Corporation changing name to Zebulon Enterprises, Inc., dated August 13, 1997

3.3           Certificate of Amendment to the Articles of Incorporation of Zebulon Enterprises, Inc. changing name to Tao Partners Inc. dated April 21, 1998.

3.4           Certificate of Amendment to the Articles of Incorporation of Tao Partners Inc. changing name to
              Inetvisionz.com, Inc. dated April 30, 1999.

3.5           Bylaws of Martinique Ventures Corporation

24.1          Power of Attorney (see signature page)

27.0          Financial Data Schedule

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   January 10, 2000                  iNetVisionz.com, Inc.


                                           /s/ Noreen Khan
                                           ----------------------
                                           Noreen Khan
                                           Chief Executive Officer, President
                                           Chief Financial Officer

                                INETVISIONZ, INC.

                               (FORMERLY KNOWN AS
                               TAO PARTNERS, INC.)

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997




                                    CONTENTS

                                                                   PAGE

INDEPENDENT AUDITORS' REPORT                                        1

CONSOLIDATED FINANCIAL STATEMENTS:
  Balance Sheets                                                    2
  Statements of Operations                                          3
  Statements of Stockholders' Equity (Deficit)                      4
  Statements of Cash Flows                                         5-6
  Notes to Financial Statements                                    7-15

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Inetvisionz, Inc.
Torrance, California


We have audited the accompanying consolidated balance sheet of Inetvisionz, Inc. as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inetvisionz, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

STONEFIELD JOSEPHSON, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
November 23, 1999

                                INETVISIONZ, INC.

                           CONSOLIDATED BALANCE SHEETS



                           ASSETS                                            September 30,       December 31,
                                                                                  1999               1998
                                                                             ------------        -----------
                                                                              (unaudited)
CURRENT ASSETS:
  Cash                                                                       $   345,510           $     4,066
  Accounts receivable, net of allowance for
    doubtful accounts of $41,539                                                 519,992               474,480
  Common stock receivable                                                             --                23,692
  Other receivables                                                               33,242                33,242
  Other current assets                                                            21,912                 8,952
                                                                             -----------           -----------

          Total current assets                                                   920,656               544,432
                                                                             -----------           -----------

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation and amortization                                                  315,391               400,839
                                                                             -----------           -----------

INTANGIBLE ASSETS:
  Customer lists, net                                                            219,436               261,436
  Product license, copyrights, net                                               195,925               233,425
  Covenant not to compete, net                                                    39,185                46,685
                                                                             -----------           -----------

          Total intangible assets                                                454,546               541,546
                                                                             -----------           -----------

                                                                             $ 1,690,593           $ 1,486,817
                                                                             ===========           ===========


                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable and accrued expenses                                      $   954,958           $   547,865
  Loan payable, bank                                                              95,970                    --
  Deferred income                                                                 75,000                83,338
                                                                             -----------           -----------

          Total current liabilities                                            1,125,928               631,203
                                                                             -----------           -----------

NOTES PAYABLE, OFFICER-STOCKHOLDERS                                              572,569               341,475
                                                                             -----------           -----------

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock; $0.001 par value, 71,428,571 shares
    authorized, 7,671,857 and 6,806,857, shares issued and
    outstanding, respectively                                                      7,672                 6,807
  Additional paid-in capital                                                   2,260,258             2,073,123
  Accumulated deficit                                                         (2,275,834)           (1,565,791)
                                                                             -----------           -----------

          Total stockholders' equity (deficit)                                    (7,904)              514,139
                                                                             -----------           -----------

                                                                             $ 1,690,593           $ 1,486,817
                                                                             ===========           ===========



See accompanying independent auditors' report and notes to consolidated financial statements.

                                INETVISIONZ, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                            Nine months ended            Nine months ended             Year ended                  Year ended
                            September 30, 1999           September 30, 1998         December 31, 1998           December 31, 1997
                         ------------------------      -----------------------    -------------------------    ---------------------
                               (unaudited)                  (unaudited)
                         AMOUNT           PERCENT     AMOUNT           PERCENT    AMOUNT            PERCENT    AMOUNT        PERCENT
                         ------           -------     ------           -------    ------            -------    ------        -------
NET REVENUES           $ 2,078,721        100.0%    $   122,782        100.0%    $ 1,016,633        100.0%    $        --

COST OF REVENUES           787,151         37.9          56,725         46.2         458,015         45.1              --
                       -----------       ------     -----------        -----     -----------        -----     -----------    -------

GROSS PROFIT             1,291,570         62.1          66,057         53.8         558,618         54.9              --

OPERATING EXPENSES       2,001,613         96.3       1,050,380        855.5       2,013,718        198.1           1,651
                       -----------       ------     -----------        -----     -----------        -----     -----------    -------

NET LOSS               $  (710,043)       (34.2)%   $  (984,323)      (801.7)%   $(1,455,100)      (143.2)%   $    (1,651)
                       ===========       ======     ===========        =====     ============      ======     ===========    =======

NET LOSS PER SHARE -
  basic and diluted    $      (.10)                 $     (0.24)                 $     (0.40)                 $     (0.00)
                       ===========                  ===========                  ===========                  ==========

WEIGHTED AVERAGE
 NUMBER OF SHARES
 OUTSTANDING -
   basic and diluted     7,041,164                    4,150,622                    3,684,633                    1,142,857
                        ==========                  ===========                  ===========                  ==========


See accompanying independent auditors' report and notes to consolidated financial statements.

                                INETVISIONZ, INC.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                       Common stock               Additional                            Total
                                                       -------------                paid-in       Accumulated        stockholders'
                                                   Shares         Amount            capital         deficit        (deficit)/equity
                                                   ------         ------            -------         -------        --------------
Balance at January 1, 1997                       1,142,857      $     1,143      $   107,097      $  (109,040)      $      (800)

Net loss for the year ended
  December 31, 1997                                     --               --               --           (1,651)           (1,651)
                                               -----------      -----------      -----------      -----------       -----------

Balance at December 31, 1997                     1,142,857            1,143          107,097         (110,691)           (2,451)

Shares issued during private placements          3,094,000            3,094          731,596               --           734,690

Shares issued per asset acquisition
  agreement                                        520,000              520          499,480               --           500,000

Shares issued in exchange for services           2,050,000            2,050          734,950               --           737,000

Net loss for the year ended December 31, 1998           --               --               --       (1,455,100)       (1,455,100)
                                               -----------      -----------      -----------      -----------       -----------

Balance at December 31, 1998                     6,806,857            6,807        2,073,123       (1,565,791)          514,139

Shares issued during private placement             300,000              300           74,700               --            75,000

Shares issued upon conversion of debt              565,000              565          112,435               --           113,000

Net loss for the nine months ended
  September 30, 1999 (unaudited)                        --               --               --         (710,043)         (710,043)
                                               -----------      -----------      -----------      -----------       -----------

Balance at September 30, 1999 (unaudited)        7,671,857      $     7,672      $ 2,260,258      $(2,275,834)      $    (7,904)
                                               ===========      ===========      ===========      ===========       ===========


See accompanying independent auditors' report and notes to consolidated financial statements.
                                                                              4

                                INETVISIONZ, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS




                                                               Nine months ended                      Year ended
                                                         -------------------------------      ------------------------
                                                         September 30,      September 30,     December         December
                                                             1999               1998            1998             1997
                                                             ----               ----            ----             ----
                                                          (unaudited)        (unaudited)
CASH FLOWS PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES:
  Net loss                                                $     (710,043)  $   (984,323)  $     (1,455,100)  $     (1,651)
                                                          --------------   ------------   ----------------   ------------

 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
  PROVIDED BY (USED FOR) OPERATING
  ACTIVITIES:
      Allowance for doubtful accounts                                 --             --             41,539             --
      Depreciation and amortization                              191,000         16,889             92,798             --
      Stock compensation                                              --        669,500            737,000             --

CHANGES IN OPERATING ASSETS AND LIABILITIES:
    (INCREASE) DECREASE IN ASSETS:
      Accounts receivable                                        (45,512)      (131,304)          (516,019)            --
      Other current assets                                       (12,960)        (2,000)            (8,952)            --

    INCREASE (DECREASE) IN LIABILITIES:
      Accounts payable and accrued expenses                      407,093        130,478            545,414          1,651
      Deferred income                                             (8,338)        30,695             83,338             --
                                                          --------------   ------------   ----------------   ------------

          Total adjustments                                      531,283        714,258            975,118          1,651
                                                          --------------   ------------   ----------------   ------------

          Net cash used for operating activities                (178,760)      (270,065)          (479,982)            --
                                                          --------------   ------------   ----------------   ------------

CASH FLOWS PROVIDED BY (USED FOR)
 INVESTING ACTIVITIES:
  Advances on loan receivable                                         --             --            (33,242)            --
  Payments to acquire property and equipment                     (18,552)      (397,358)          (435,183)            --
  Payments to acquire intangible assets                               --       (100,000)          (100,000)            --
                                                          --------------   ------------   ----------------   ------------

          Net cash used for investing activities                 (18,552)      (497,358)          (568,425)            --
                                                          --------------   ------------   ----------------   ------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from notes payable, related parties                   344,094        170,425            341,475             --
  Proceeds from loan payable, bank                                95,970             --                 --             --
  Common stock receivable                                         23,692             --                 --             --
  Proceeds from private placements, net of
    offering costs                                                75,000        597,998            710,998             --
                                                          --------------   ------------   ----------------   ------------

          Net cash provided by financing activities              538,756        768,423          1,052,473             --
                                                          --------------   ------------   ----------------   ------------

NET INCREASE IN CASH                                             341,444          1,000              4,066             --
CASH, beginning of year/period                                     4,066             --                 --             --
                                                          --------------   ------------   ----------------   ------------

CASH, end of year/period                                  $      345,510   $      1,000   $          4,066   $         --
                                                          ==============   ============   ================   ============


See accompanying independent auditors' report and notes to consolidated financial statements.

                                INETVISIONZ, INC.

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS



                                                               Nine months ended                      Year ended
                                                         --------------------------------     --------------------------
                                                         September 30,      September 30,     December         December
                                                             1999               1998            1998             1997
                                                             ----               ----            ----             ----
                                                          (unaudited)        (unaudited)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    Cash paid for interest                                $           --   $         --     $           --   $         --
                                                          ==============   ============     ==============   ============
    Cash paid for income taxes                            $          800   $        800     $          800   $         --
                                                          ==============   ============     ==============   ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH
  FINANCING AND INVESTING ACTIVITIES:
    Shares issued in exchange for services                $           --   $    669,500     $      737,000   $         --
                                                          ==============   ============     ==============   ============
    Shares issued per asset acquisition agreement         $           --   $    500,000     $      500,000   $         --
                                                          ==============   ============     ==============   ============
    Shares issued upon conversion of debt                 $      113,000   $         --     $           --   $         --
                                                          ==============   ============     ==============   ============



See accompanying independent auditors' report and notes to consolidated financial statements.

                                INETVISIONZ, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         GENERAL:

                  Martinique Ventures, Inc. was incorporated in the State of Delaware on July 13, 1988 as a C corporation. On July 9, 1997, Martinique Ventures, Inc. changed its name to Zebulon Enterprises, Inc.

                  Pursuant to a share acquisition agreement dated March 31, 1998, all the outstanding common stock (1,142,857 shares) of Zebulon Enterprises, Inc. was purchased for $114,286 and accordingly, there was a change in control of the Company. Immediately following this transaction, the new stockholders changed its name from Zebulon Enterprises, Inc. to TAO Partners, Inc. and on April 30, 1999, changed its name to Inetvisionz.com, Inc. (the "Company").

                  During September 1998, the Company acquired certain assets of a computer training division from NovaQuest InfoSystems, Inc. and transferred its assets to Inetversity, Inc., a wholly owned subsidiary. Until this time, the Company had no operations.

        PRINCIPLES OF CONSOLIDATION:

                  The accompanying consolidated financial statements include the accounts of Inetvisionz.com, Inc. (the "Parent"), and its wholly owned subsidiary, Inetversity, Inc.

        BUSINESS ACTIVITY:

                  The Company and its subsidiary provide education through the distance learning environment and develop and deliver technology training lessons using the Internet as a means of delivery. The Company also plans to provide major corporations e-commerce solutions to conduct business via the Internet. All material intercompany transactions have been eliminated in consolidation.

        REVENUE RECOGNITION:

                  The Company recognizes tuition revenue as services are performed over the life of the contract. The Company also plans to recognize website design, development and e-commerce solutions revenue as services are provided over the life of the contracts.

                  Deferred revenue represents amounts received as non-refundable deposits on contracts for which the revenue is not yet recognizable as the services have not yet been performed.

        USE OF ESTIMATES:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See accompanying independent auditors' report.

                                INETVISIONZ, INC.

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         FAIR VALUE:

                  Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments, none of which are held for trading purposes, approximate the carrying values of such amounts.

         CASH:

                  EQUIVALENTS

                  For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

                  CONCENTRATION

                  The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

         PROPERTY AND EQUIPMENT:

                  Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred, whereas, additions, renewals, and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets

         INTANGIBLES:

                  Intangibles are stated at cost and are being amortized straight-line over the estimated useful lives of 60 months.

         INVESTMENT:

                  The Company owns 50% of the outstanding common stock of LiquidationBid.com, a start-up company. This investment is accounted for by the equity method, as the Company does not have control.

                  There is no cost basis in this investment and there are no assets, liabilities nor operating activities of the investee. Pursuant to APB 18, "The Equity Method of Accounting for Investments in Common Stock," there are no recorded amounts included in the financial statements.


See accompanying independent auditors' report.

                                INETVISIONZ, INC.

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         ACCOUNTING FOR STOCK-BASED COMPENSATION:

                  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the fair market value of the underlying stock on the date of grant, no compensation expense is recognized.

         INCOME TAXES:

                  The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which adopts the asset and liability approach to measurement of temporary differences between financial reporting and income tax return reporting. The principal temporary difference is the net operating loss carryforward of approximately $1,160,000 at December 31, 1998. A deferred asset has been provided and completely offset by a valuation allowance, because its utilization does not appear to be reasonably assured. Federal net operating loss carryforward starts to expire on December 31, 2018 and California state net operating loss carryforward starts to expire on December 31, 2003.

         NET LOSS PER SHARE:

                  Basic and diluted net loss per share have been calculated based upon the weighted average number of common shares outstanding during the period.

         SEGMENT:

                  As substantially all the Company's operations occur at the subsidiary, iNetVersity, level, and based on the Company's integration and management strategies, the Company currently believes it operates in a single business segment.

         NEW ACCOUNTING PRONOUNCEMENTS:

                  The Company has adopted Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" and No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Company also adopted Statement of Position No. 98-5 "Reporting on the Costs of Start-up Activities." Adoption of these activities did not materially affect the financial statements.


See accompanying independent auditors' report.

                                INETVISIONZ, INC.

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         INTERIM FINANCIAL STATEMENTS (UNAUDITED):

               The accompanying unaudited condensed financial statements for the interim periods ended September 30, 1999 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.


(2)      MAJOR CUSTOMER:

         During the year ended December 31, 1998, one customer accounted for approximately 19% of total sales. This customer owed approximately $74,000 as of December 31, 1998.

         During the nine months ended September 30, 1999, one customer accounted for approximately 30% of total sales. This customer owed approximately $89,000 as of September 30, 1999.


(3)      COMMON STOCK SUBSCRIPTIONS RECEIVABLE:

         In September 1998, the Company commenced a private placement offering (the "Offering") of the Company's common stock at a purchase price of approximately $1.00 per share pursuant to Rule 504 of Regulation D of the Securities and Exchange Act of 1933. As of December 31, 1998, share subscription commitment agreements were executed, however, cash proceeds were collected subsequently.


(4)      PROPERTY AND EQUIPMENT:

         Property and equipment is comprised of the following:

                                                                                         September 30,         December 31,
                                                                                             1999                  1998
                                                                                             ----                  ----
                                                                                          (unaudited)

                  Computer and electronic equipment                                     $       309,728     $      300,476
                  Office furniture and equipment                                                164,007            154,707
                                                                                        ---------------     --------------

                                                                                                473,735            455,183
                  Less accumulated depreciation and amortization                                158,344             54,344
                                                                                        ---------------     --------------

                                                                                        $       315,391     $      400,839
                                                                                        ===============     ==============

         Depreciation and amortization expense for the year ended December 31, 1998 amounted to $54,344.



See accompanying independent auditors' report.

                                INETVISIONZ, INC.

                     YEARS ENDED DECEMBER 31, 1998 AND 1997




(5)      CUSTOMER LIST:

         A summary is as follows:


                                                                                         September 30,         December 31,
                                                                                             1999                  1998
                                                                                             ----                  ----
                                                                                          (unaudited)
                  Customer list                                                         $       280,000     $      280,000
                  Less accumulated depreciation and amortization                                 60,564             18,564
                                                                                        ---------------     --------------

                                                                                        $       219,436     $      261,436
                                                                                        ===============     ==============


         Amortization expense related to the customer list for the period from acquisition of this asset on September 1, 1998 to December 31, 1998 amounted to $18,564.


(6)      PRODUCT LICENSE, COPYRIGHTS, TRADEMARK AND CONCEPT:

         A summary is as follows:


                                                                                         September 30,         December 31,
                                                                                             1999                  1998
                                                                                             ----                  ----
                                                                                          (unaudited)
                  Product license, copyrights, trademark and concept                    $       250,000     $      250,000
                  Less accumulated depreciation and amortization                                 54,075             16,575
                                                                                        ---------------     --------------

                                                                                        $       195,925     $      233,425
                                                                                        ===============     ==============

         Amortization expense related to Product license, copyrights, trademark and concept for the period from acquisition of these assets on September 1, 1998 to December 31, 1998 amounted to $16,575.


(7)      NON-COMPETE AGREEMENT:

         A summary is as follows:


                                                                                         September 30,         December 31,
                                                                                             1999                  1998
                                                                                             ----                  ----
                                                                                          (unaudited)
                  Non-compete agreement                                                 $        50,000     $       50,000
                  Less accumulated depreciation and amortization                                 10,815              3,315
                                                                                        ---------------     --------------

                                                                                        $        39,185     $       46,685
                                                                                        ===============     ==============

         Amortization expense related to customer list for the period from acquisition of this asset on September 1, 1998 to December 31, 1998 amounted to $3,315.


See accompanying independent auditors' report.

                                INETVISIONZ, INC.

                     YEARS ENDED DECEMBER 31, 1998 AND 1997




(8)      ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

         A summary is as follows:


                                                                                         September 30,         December 31,
                                                                                             1999                  1998
                                                                                             ----                  ----
                                                                                          (unaudited)
                  Accounts payable                                                      $       645,002     $      123,876
                  Accrued overhead expenses                                                     194,261            267,414
                  Accrued consulting expenses                                                    93,500             17,000
                  Delinquent payroll taxes payable, including
                    penalties and interest                                                       15,717            123,926
                  Sales taxes payable                                                             6,478             15,649
                                                                                        ---------------     --------------

                                                                                        $       954,958     $      547,865
                                                                                        ===============     ==============

         MAJOR VENDOR

         Purchases from one vendor amounted to approximately $170,000 for the nine months ended September 30, 1999 representing approximately 20% of total purchases. Included in accounts payable and accrued expenses at September 30, 1999 is approximately $30,000 due to this vendor.

         Purchases from one vendor amounted to approximately $91,000 for the year ended December 31, 1998 representing approximately 20% of total purchases. Included in accounts payable and accrued expenses at December 31, 1998 is approximately $60,000 due to this vendor.


(9)      NOTES PAYABLE, OFFICER-STOCKHOLDERS:

         Notes payable, officer-stockholders are non-interest bearing, unsecured and due on January 1, 2001. Pursuant to the terms of these agreements, the officer-stockholders will provide working capital on an as needed basis up to a combined limit of $850,000, and all these notes are convertible into common stock of the Company at the rate of $0.20 per share at any time prior to its due date.


         Subsequent to September 30, 1999, $43,000 of debt was converted on November 12, 1999 and $527,000 was converted on December 5, 1999 (unaudited).


See accompanying independent auditors' report.

                                INETVISIONZ, INC.

                     YEARS ENDED DECEMBER 31, 1998 AND 1997




(10)     COMMITMENTS:

         The Company leases its office space and training locations under renewable operating leases, which expire on September 2001. Pursuant to these lease agreements, the Company is also responsible for maintaining certain minimum insurance requirements and general utilities.

         The following is a schedule by years of future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of December 31, 1998:


                  Year ending December 31,
                      1999                                                                           $      262,000
                      2000                                                                                  262,000
                      2001                                                                                  196,500
                                                                                                     --------------

                                                                                                     $      720,500
                                                                                                     ==============

         Total rent expense amounted to $77,205 for the year ended December 31, 1998 and $198,627 for the nine months ended September 30, 1999 (unaudited).


(11)     COMMON STOCK:

         PRIVATE PLACEMENT

         During April 1998, the Company initiated a private placement offering (the "April Private Placement") of 1,114,000 shares of the Company's common stock at an offering price of $0.085 per share. The Private Placement was exempt from the registration provisions of the Securities and Exchange Commission Act of 1933 and Rule 504 of Regulation D. As of December 31, 1998, proceeds amounted to $94,690.

         During May 1998, the Company initiated a private placement offering (the "May Private Placement") of 1,400,000 shares of the Company's common stock at an offering price of $0.15 per share. The Private Placement was exempt from the registration provisions of the Securities and Exchange Commission Act of 1933 and Rule 504 of Regulation D. As of December 31, 1998, proceeds amounted to $210,000.

         During December 1998, the Company initiated two private placement offerings (the "December Private Placements") of 400,000 and 180,000 shares of the Company's common stock at offering prices of $.625 and $1.00, respectively, per share. The Private Placement was exempt from the registration provisions of the Securities and Exchange Commission Act of 1933 and Rule 506 of Regulation D. As of December 31, 1998, proceeds amounted to $430,000.

         During March 1999, the Company initiated a private placement offering (the "March 1999 Private Placement") of 300,000 shares of the Company's common stock at an offering price of $0.25 per share. The Private Placement was exempt from the registration provisions of the Securities and Exchange Commission Act of 1933 and Rule 504 of Regulation D. As of December 31, 1998, proceeds amounted to $75,000 (unaudited).


See accompanying independent auditors' report.

                                INETVISIONZ, INC.

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


(11)     COMMON STOCK, CONTINUED:

         PURCHASE OF ASSETS OF TRAINING DIVISION

         During September 1998, the Company acquired certain assets from the training division of Novaquest InfoSystems, Inc. for a total cost of $1,000,000. Pursuant to this agreement, the Company paid $500,000 in cash and issued $500,000 worth of shares (520,000 shares) of its restricted common stock.

         STOCK OPTIONS (UNAUDITED)

         On January 1, 1999, the Company granted 500,000 options to purchase restricted shares of the Company's common stock to select employees, consultants and non-employee directors. The options were not issued under a formal plan, as the Company has not yet adopted an Option Plan. The options have a three-year term, are exercisable at $1.00 per share, and are exercisable on or after January 1, 2000.

         The number and weighted average exercise price of outstanding options at September 30, 1999 are as follows:


                                                                                                       Weighted Average
                                                                                     Shares             Exercise Price
                                                                                     ------             --------------

                  Outstanding at beginning of period                                        --             $        --
                  Outstanding at end of period                                         500,000                   1.00
                  Exercisable at end of period                                              --                   1.00
                  Granted during period                                                500,000                      --
                  Exercised during period                                                   --                      --


         The Company has elected, as permitted by SFAS No. 123, "Accounting for Stock Based Compensation"' to account for its stock compensation arrangements under the provisions of APB No. 25, "Accounting for Stock Issued to Employees". Accordingly, because based on estimates of fair market value, the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

         Pro forma information regarding the effect on operations is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. Pro forma information using the Black-Scholes method at the date of grant based on the following assumptions:


                  Expected life (years)                                                3 years
                  Risk-free interest rate                                                6.00%
                  Dividend yield                                                            --
                  Volatility                                                               70%


         This option valuation model requires input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of fair value of its employee stock options.


See accompanying independent auditors' report.

                                INETVISIONZ, INC.

                     YEARS ENDED DECEMBER 31, 1998 AND 1997




(11)     COMMON STOCK, CONTINUED:

         STOCK OPTIONS (UNAUDITED), CONTINUED

         For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's proforma information is as follows:


                                                                                September 30,
                                                                                      1999
                                                                                      ----
                  Net loss, as reported                                         $   (710,043)
                  Proforma net loss                                             $   (934,249)
                  Basic and diluted historical loss per share                   $       (.10)
                  Proforma basic and diluted loss per share                     $       (.11)



See accompanying independent auditors' report.